SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Nomination of Candidates for the Board of Directors and Updated Justification Regarding Engagement with a Competing Company

Rio de Janeiro, April 9, 2025, Centrais Elétricas Brasileiras S/A, Eletrobras informs that, within the scope of the Ordinary General Meeting scheduled to take place on April 29, 2025, the following candidates have been nominated for the Board of Directors and the Fiscal Council by the Company's shareholders:

General election, in which holders of common shares issued by Eletrobras are entitled to vote
Shareholders Holding Common Shares	Candidate
Fundo de Investimento em Ações Dinâmica Energia, managed by Banco Clássico S.A.	• Afonso Henriques Moreira Santos (independent member)

The nomination proposal was reviewed by Eletrobras’ People and Governance Committee. Considering the submission of a specific statement signed by the candidate, undertaking to resign from the position of member of the Board of Directors of a competing company (CEMIG – Companhia Energética de Minas Gerais S.A.) in the event of election to the position at Eletrobras, the committee issued a favorable opinion regarding the candidate’s eligibility.

Additionally, further to the Notices to Shareholders disclosed on March 28, 2025, Eletrobras hereby provides below the updated justification submitted by the shareholder responsible for nominating Mr. José João Abdalla Filho to the position on the Board of Directors, due to his holding a management position in a competing company, pursuant to article 147, paragraph 3, item I, of Law No. 6,404/76:

"Currently holding a position as a member of the Board of Directors of Petróleo Brasileiro S/A – Petrobras, which may be considered a competitor in Eletrobras’ market, my election is therefore subject to prior waiver by the General Meeting, pursuant to applicable legislation, and I hereby present the following justifications to the shareholders: I am currently serving as a member of the Board of Directors of Petróleo Brasileiro S/A – Petrobras (“Petrobras”), a company that may be considered a competitor in the market in which Eletrobras operates. For this reason, my election to Eletrobras’ Board of Directors is subject to prior waiver by the General Meeting, as provided for in the applicable legislation. Through FIA Dinâmica Energia, I have been a shareholder of Eletrobras for at least 10 years and, since 2016, I have not held less than 3% of the company’s common shares. I am also a minority shareholder of Petrobras, a company controlled by the Federal Government, where I serve on the Board of Directors. However, my influence in this position is limited, given the presence of a controlling shareholder. Still, over the past years, I have managed to contribute significantly to Petrobras’ progress. I deeply believe in Eletrobras’ potential and am convinced that my role on the Board of Directors can generate value for all shareholders, just as I have done at Petrobras. Although there is some overlap in the business areas of both companies, I believe such competition is limited and can be mitigated through the oversight of Eletrobras’ Governance department. Should this waiver be granted, I undertake not to participate in decisions at Petrobras related to the electric energy sector, in accordance with guidance from Eletrobras’ Governance department. Likewise, I undertake to recuse myself from any deliberations at Eletrobras whenever the company’s Governance department deems it necessary. I reaffirm my full confidence in the strength of Eletrobras’ governance, trusting that any potential conflict situations will be identified in advance, and that my access to information and participation in deliberations will be properly restricted. Additional justifications are detailed in the correspondence already submitted."

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.